UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2017

August 1, 2017

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110
Quarterly securities report issuing date:	August 14, 2017
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2017

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Three months ended
June 30, 2017	1,507,440	8.5	397,476	16.6	289,025	53.0
June 30, 2016	1,389,349	(10.9)	340,812	(29.7)	188,924	(32.0)

(*)	Comprehensive income
June 30, 2017: 295,194 million yen,	- % ; June 30, 2016: (7,056) million yen, - %

	Basic earnings per share	Diluted earnings per share
	yen	yen
Three months ended
June 30, 2017	21.59	21.50
June 30, 2016	13.77	13.72

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
June 30, 2017	304,221,637	16,721,775	5.0
March 31, 2017	303,297,433	16,658,394	5.0

(Reference) Shareholders’ equity as of     June 30, 2017: 15,327,485 million yen;     March 31, 2017: 15,280,268 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Fiscal year
ended March 31, 2017	—	9.00	—	9.00	18.00
ending March 31, 2018	—
ending March 31, 2018 (Forecast)		9.00	—	9.00	18.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2018 (Consolidated)

MUFG has the target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2018.

(There is no change to our earnings target released on May 15, 2017.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: No

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2017	14,168,853,820 shares
	March 31, 2017	14,168,853,820 shares
(B) Treasury stocks:	June 30, 2017	881,253,091 shares
	March 31, 2017	738,910,028 shares
(C) Average outstanding stocks:	Three months ended June 30, 2017	13,389,288,019 shares
	Three months ended June 30, 2016	13,721,696,681 shares

ø This “Consolidated Summary Report”(Quarterly“Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Three Months Ended June 30, 2017”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2017	As of June 30, 2017
Assets:
Cash and due from banks	63,525,940	68,756,000
Call loans and bills bought	649,147	507,693
Receivables under resale agreements	8,066,973	6,095,718
Receivables under securities borrowing transactions	11,002,723	9,745,991
Monetary claims bought	4,707,868	4,339,877
Trading assets	21,046,367	19,710,421
Money held in trust	806,881	865,655
Securities	59,438,897	59,301,766
Loans and bills discounted	109,005,231	108,477,362
Foreign exchanges	2,083,530	2,128,195
Other assets	11,554,699	12,674,397
Tangible fixed assets	1,358,905	1,353,276
Intangible fixed assets	1,257,876	1,238,460
Net defined benefit assets	601,377	661,529
Deferred tax assets	126,231	144,251
Customers’ liabilities for acceptances and guarantees	9,022,130	9,137,189
Allowance for credit losses	(957,350)	(916,151)

Total assets	303,297,433	304,221,637

Liabilities:
Deposits	170,730,221	171,505,900
Negotiable certificates of deposit	11,341,571	11,418,795
Call money and bills sold	1,973,569	2,315,452
Payables under repurchase agreements	17,636,962	18,371,137
Payables under securities lending transactions	5,538,739	5,711,114
Commercial papers	2,307,222	2,286,000
Trading liabilities	17,700,617	15,196,214
Borrowed money	16,971,085	17,150,148
Foreign exchanges	1,970,980	2,106,449
Short-term bonds payable	847,999	1,351,597
Bonds payable	9,893,687	9,872,713
Due to trust accounts	9,893,881	8,944,358
Other liabilities	9,382,992	10,703,502
Reserve for bonuses	81,012	27,594
Reserve for bonuses to directors	598	100
Reserve for stocks payment	10,400	11,121
Net defined benefit liabilities	59,045	59,095
Reserve for retirement benefits to directors	1,128	873
Reserve for loyalty award credits	16,689	17,592
Reserve for contingent losses	384,868	391,187
Reserves under special laws	4,075	4,016
Deferred tax liabilities	745,073	793,318
Deferred tax liabilities for land revaluation	124,483	124,387
Acceptances and guarantees	9,022,130	9,137,189

Total liabilities	286,639,039	287,499,861

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2017	As of June 30, 2017
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,412,087	1,412,112
Retained earnings	9,278,546	9,446,625
Treasury stock	(513,260)	(614,109)

Total shareholders’ equity	12,318,885	12,386,142

Net unrealized gains (losses) on available-for-sale securities	2,184,597	2,336,824
Net deferred gains (losses) on hedging instruments	125,684	89,181
Land revaluation excess	173,723	173,507
Foreign currency translation adjustments	558,339	407,973
Remeasurements of defined benefit plans	(65,098)	(51,131)
Debt value adjustments of foreign subsidiaries and affiliates	(15,863)	(15,012)

Total accumulated other comprehensive income	2,961,382	2,941,343

Subscription rights to shares	407	402
Non-controlling interests	1,377,719	1,393,888

Total net assets	16,658,394	16,721,775

Total liabilities and net assets	303,297,433	304,221,637

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2016	For the three months ended June 30, 2017
Ordinary income	1,389,349	1,507,440
Interest income	696,237	729,642
Interest on loans and bills discounted	447,669	490,814
Interest and dividends on securities	162,377	133,483
Trust fees	32,059	28,131
Fees and commissions	348,788	352,881
Trading income	64,783	65,792
Other operating income	137,901	181,490
Other ordinary income	109,578	149,501
Ordinary expenses	1,048,537	1,109,963
Interest expenses	194,149	267,099
Interest on deposits	68,024	91,794
Fees and commissions	52,876	53,358
Trading expenses	1,066	293
Other operating expenses	34,040	32,847
General and administrative expenses	658,003	672,808
Other ordinary expenses	108,401	83,557

Ordinary profits	340,812	397,476

Extraordinary gains	5,513	1,344
Gains on disposition of fixed assets	5,319	1,285
Reversal of reserve for contingent liabilities from financial instruments transactions	194	59
Extraordinary losses	60,492	22,335
Losses on disposition of fixed assets	2,459	2,386
Losses on impairment of fixed assets	2,480	379
Losses on change in equity	45,654	19,569
Losses on liquidation of equity securities of subsidiaries	5,359	—
Losses on exchange of shares of affiliates	4,538	—

Profits before income taxes	285,832	376,485

Income taxes-current	74,956	78,658
Income taxes-deferred	(14,170)	(16,268)

Total taxes	60,785	62,390

Profits	225,046	314,095

Profits attributable to non-controlling interests	36,122	25,070

Profits attributable to owners of parent	188,924	289,025

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2016	For the three months ended June 30, 2017
Profits	225,046	314,095
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(22,539)	146,720
Net deferred gains (losses) on hedging instruments	111,459	(37,513)
Land revaluation excess	(15)	(0)
Foreign currency translation adjustments	(258,356)	(85,580)
Remeasurements of defined benefit plans	14,679	13,080
Share of other comprehensive income of associates accounted for using equity method	(77,330)	(55,606)

Total other comprehensive income	(232,103)	(18,900)

Comprehensive income	(7,056)	295,194

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	(33,518)	269,201
Comprehensive income attributable to non-controlling interests	26,462	25,993

5

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

None.

(4) Notes for Material Changes in Shareholders’ Equity

None.

6

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2017

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4 [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	1

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	5

3. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	6

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	10

6. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	11

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2017 (A)	June 30, 2016 (B)
Gross profits	1,004,347	997,650	6,697
Gross profits before credit costs for trust accounts	1,004,347	997,650	6,697
Net interest income	462,550	502,099	(39,548)
Trust fees	28,131	32,059	(3,928)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	299,523	295,912	3,610
Net trading profits	65,498	63,717	1,781
Net other operating profits	148,643	103,861	44,782
Net gains (losses) on debt securities	91,215	72,489	18,726
General and administrative expenses	655,262	643,390	11,872
Amortization of goodwill	4,244	4,037	206
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	353,329	358,298	(4,968)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	349,085	354,260	(5,174)
Provision for general allowance for credit losses (2)	—	(11,452)	11,452
Net operating profits*	349,085	342,807	6,277
Net non-recurring gains (losses)	48,391	(1,995)	50,386
Credit costs (3)	(59,378)	(56,938)	(2,439)
Losses on loan write-offs	(33,597)	(27,636)	(5,960)
Provision for specific allowance for credit losses	—	(22,993)	22,993
Other credit costs	(25,781)	(6,308)	(19,472)
Reversal of allowance for credit losses (4)	18,792	—	18,792
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	20,500	12,865	7,635
Net gains (losses) on equity securities	24,266	1,710	22,556
Gains on sales of equity securities	31,120	25,478	5,641
Losses on sales of equity securities	(3,463)	(7,334)	3,870
Losses on write-down of equity securities	(3,389)	(16,433)	13,043
Profits (losses) from investments in affiliates	68,021	61,116	6,905
Other non-recurring gains (losses)	(23,811)	(20,748)	(3,063)

Ordinary profits	397,476	340,812	56,664

Net extraordinary gains (losses)	(20,991)	(54,979)	33,988
Net losses on change in equity	(19,569)	(45,654)	26,084
Profits before income taxes	376,485	285,832	90,653
Income taxes-current	78,658	74,956	3,702
Income taxes-deferred	(16,268)	(14,170)	(2,098)
Total taxes	62,390	60,785	1,604
Profits	314,095	225,046	89,048
Profits attributable to non-controlling interests	25,070	36,122	(11,052)

Profits attributable to owners of parent	289,025	188,924	100,101

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(20,085)	(55,525)	35,440

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2017 (A)	June 30, 2016 (B)
Gross profits	576,188	588,650	(12,461)
Gross profits before credit costs for trust accounts	576,188	588,650	(12,461)
Net interest income	281,212	323,641	(42,429)
Trust fees	21,753	25,245	(3,491)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	117,208	120,856	(3,647)
Net trading profits	21,456	60,873	(39,416)
Net other operating profits	134,556	58,033	76,523
Net gains (losses) on debt securities	93,290	69,428	23,862
General and administrative expenses	333,523	330,629	2,893
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	242,665	258,020	(15,355)
Provision for general allowance for credit losses (2)	—	10,724	(10,724)
Net operating profits	242,665	268,745	(26,080)
Net non-recurring gains (losses)	15,229	(52,654)	67,883
Credit costs (3)	(36,838)	(30,324)	(6,514)
Losses on loan write-offs	(11,137)	(7,511)	(3,626)
Provision for specific allowance for credit losses	—	(16,351)	16,351
Other credit costs	(25,701)	(6,461)	(19,239)
Reversal of allowance for credit losses (4)	42,854	632	42,221
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	7,396	2,874	4,522
Net gains (losses) on equity securities	22,065	(3,583)	25,649
Gains on sales of equity securities	29,102	21,040	8,062
Losses on sales of equity securities	(3,702)	(7,721)	4,018
Losses on write-down of equity securities	(3,334)	(16,902)	13,567
Other non-recurring gains (losses)	(20,248)	(22,253)	2,005

Ordinary profits	257,894	216,091	41,803

Net extraordinary gains (losses)	(1,299)	(6,060)	4,761
Income before income taxes	256,595	210,030	46,565
Income taxes-current	60,033	55,538	4,495
Income taxes-deferred	440	(4,146)	4,587
Total taxes	60,474	51,392	9,082

Net income	196,120	158,638	37,482

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	13,412	(16,092)	29,504

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the three months ended		Increase
	June 30, 2017 (A)	June 30, 2016 (B)	(Decrease) (A) - (B)
Gross profits	460,911	479,225	(18,313)
Net interest income	227,454	275,564	(48,110)
Net fees and commissions	92,999	98,778	(5,779)
Net trading profits	15,745	53,955	(38,209)
Net other operating profits	124,712	50,925	73,786
Net gains (losses) on debt securities	80,899	54,542	26,357
General and administrative expenses	284,118	280,856	3,262
Amortization of goodwill	90	87	2
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	176,883	198,456	(21,573)
Net operating profits before provision for general allowance for credit losses	176,792	198,368	(21,576)
Provision for general allowance for credit losses (1)	—	10,724	(10,724)
Net operating profits	176,792	209,093	(32,301)
Net non-recurring gains (losses)	(650)	(56,252)	55,602
Credit costs (2)	(29,528)	(30,173)	644
Reversal of allowance for credit losses (3)	28,809	—	28,809
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	7,043	2,805	4,238
Net gains (losses) on equity securities	10,297	(8,388)	18,685
Gains on sales of equity securities	15,795	14,185	1,610
Losses on sales of equity securities	(2,293)	(6,093)	3,800
Losses on write-down of equity securities	(3,204)	(16,479)	13,275
Other non-recurring gains (losses)	(17,273)	(20,497)	3,223

Ordinary profits	176,142	152,840	23,301

Net extraordinary gains (losses)	(1,167)	(2,199)	1,031
Income before income taxes	174,974	150,641	24,333
Income taxes-current	50,540	45,240	5,300
Income taxes-deferred	(6,521)	(5,086)	(1,435)
Total taxes	44,019	40,154	3,864

Net income	130,955	110,486	20,468

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	6,325	(16,642)	22,968
Provision for general allowance for credit losses	42,029	10,724	31,304
Provision for special allowance for credit losses	(13,186)	(16,351)	3,165
Allowance for credit to specific foreign borrowers	(33)	14	(48)
Losses on loans write-off	(11,137)	(7,509)	(3,628)
Provision for contingent losses included in credit costs	(16,903)	(5,747)	(11,156)
Gains on loans written-off	7,043	2,805	4,238
Losses on sales of other loans, etc.	(1,486)	(579)	(907)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the three months ended		Increase
	June 30, 2017 (A)	June 30, 2016 (B)	(Decrease) (A) - (B)
Gross profits	115,277	109,425	5,852
Gross profits before credit costs for trust accounts	115,277	109,425	5,852
Trust fees	21,753	25,245	(3,491)
Credit costs for trust accounts (1)	—	—	—
Net interest income	53,758	48,077	5,681
Net fees and commissions	24,208	22,077	2,131
Net trading profits	5,711	6,918	(1,206)
Net other operating profits	9,844	7,107	2,737
Net gains (losses) on debt securities	12,390	14,885	(2,495)
General and administrative expenses	49,404	49,773	(368)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	65,872	59,651	6,220
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	65,872	59,651	6,220
Net non-recurring gains (losses)	15,879	3,598	12,281
Credit costs (3)	(7,310)	(151)	(7,159)
Reversal of allowance for credit losses (4)	14,045	632	13,412
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	352	68	283
Net gains (losses) on equity securities	11,768	4,804	6,963
Gains on sales of equity securities	13,307	6,854	6,452
Losses on sales of equity securities	(1,409)	(1,627)	218
Losses on write-down of equity securities	(129)	(422)	292
Other non-recurring gains (losses)	(2,975)	(1,756)	(1,218)

Ordinary profits	81,752	63,250	18,502

Net extraordinary gains (losses)	(131)	(3,861)	3,729
Income before income taxes	81,620	59,389	22,231
Income taxes-current	9,492	10,298	(805)
Income taxes-deferred	6,962	939	6,023
Total taxes	16,455	11,237	5,217

Net income	65,165	48,151	17,013

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	7,086	550	6,536
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	14,005	658	13,346
Provision for special allowance for credit losses	39	(25)	65
Allowance for credit to specific foreign borrowers	0	0	0
Losses on loans write-offs	—	(2)	2
Provision for contingent losses included in credit costs	(7,310)	(149)	(7,161)
Gains on loans written-off	352	68	283
Losses on sales of other loans, etc.	—	—	—

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Account

	(in millions of yen)
	As of June 30, 2017	As of March 31, 2017
Bankrupt or De facto Bankrupt	188,955	119,803
Doubtful	399,058	426,284
Special Attention	541,542	627,162
Non Performing Loans	1,129,555	1,173,249
Total loans	105,116,704	105,413,893
Non Performing Loans / Total loans	1.07%	1.11%
BTMU Non-consolidated
	(in millions of yen)
	As of June 30, 2017	As of March 31, 2017
Bankrupt or De facto Bankrupt	187,081	117,714
Doubtful	392,445	418,034
Special Attention	508,022	571,405
Non Performing Loans	1,087,550	1,107,154
Total loans	90,434,059	90,743,260
Non Performing Loans / Total loans	1.20%	1.22%
MUTB Non-consolidated
	(in millions of yen)
	As of June 30, 2017	As of March 31, 2017
Bankrupt or De facto Bankrupt	1,869	2,085
Doubtful	6,525	8,159
Special Attention	33,367	55,603
Non Performing Loans	41,762	65,848
Total loans	14,664,959	14,652,339
Non Performing Loans / Total loans	0.28%	0.44%
MUTB Non-consolidated: Trust Account
	(in millions of yen)
	As of June 30, 2017	As of March 31, 2017
Bankrupt or De facto Bankrupt	3	3
Doubtful	87	90
Special Attention	151	153
Non Performing Loans	242	247
Total loans	17,685	18,293
Non Performing Loans / Total loans	1.37%	1.35%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2017		As of March 31, 2017
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	3,277,995	48,048	3,560,825	50,325

	(in millions of yen)
	As of June 30, 2017		As of March 31, 2017
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Available-for-sale securities	54,635,345	3,353,735	54,813,148	3,139,063
Domestic equity securities	5,401,478	2,904,438	5,164,653	2,635,191
Domestic bonds	24,822,480	289,646	27,688,842	399,130
Other	24,411,387	159,650	21,959,652	104,742
Foreign equity securities	187,147	53,842	182,802	49,875
Foreign bonds	20,399,411	10,172	17,917,306	(8,487)
Other	3,824,828	95,636	3,859,542	63,353

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2017		As of March 31, 2017
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	2,037,382	49,936	2,348,504	52,045
Stocks of subsidiaries and affiliates	932,607	(7,076)	932,607	(8,940)

	(in millions of yen)
	As of June 30, 2017		As of March 31, 2017
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	37,108,347	2,512,830	37,723,034	2,347,803
Domestic equity securities	4,385,759	2,245,177	4,173,471	2,016,280
Domestic bonds	20,844,649	254,424	23,390,925	354,591
Other	11,877,938	13,228	10,158,637	(23,069)
Foreign equity securities	174,015	48,537	170,335	44,257
Foreign bonds	9,557,673	(35,372)	7,853,982	(35,584)
Other	2,146,249	63	2,134,319	(31,742)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2017		As of March 31, 2017
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	9,514	218	—	—
Stocks of subsidiaries and affiliates	56,488	49,235	52,328	33,443

	(in millions of yen)
	As of June 30, 2017		As of March 31, 2017
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	13,967,785	800,130	13,508,608	752,569
Domestic equity securities	1,068,863	598,673	1,036,997	551,360
Domestic bonds	4,047,708	34,539	4,369,116	43,958
Other	8,851,212	166,917	8,102,494	157,250
Foreign equity securities	68	42	61	36
Foreign bonds	7,538,774	75,279	6,792,918	64,280
Other	1,312,369	91,594	1,309,514	92,933

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2017	For the three months ended June 30, 2016
ROE	9.00	6.06

Note:

ROE is computed as follows:

profits attributable to owners of parent × 4	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2017	For the three months ended June 30, 2016
Average interest rate on loans and bills discounted	0.81	0.81
Average interest rate on deposits and NCD	0.01	0.02
Interest rate spread	0.80	0.79

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.87	0.94
Interest rate spread	0.86	0.92

BTMU Non-consolidated

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2017	For the three months ended June 30, 2016
Average interest rate on loans and bills discounted	0.89	0.86
Average interest rate on deposits and NCD	0.00	0.01
Interest rate spread	0.88	0.85

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.95	1.01
Interest rate spread	0.95	1.00

MUTB Non-consolidated

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2017	For the three months ended June 30, 2016
Average interest rate on loans and bills discounted	0.46	0.54
Average interest rate on deposits and NCD	0.06	0.10
Interest rate spread	0.39	0.44

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.51	0.57
Interest rate spread	0.44	0.47

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of June 30, 2017	As of March 31, 2017
Deposits (ending balance)	156,277,374	155,498,777
Deposits (average balance)	157,749,353	149,718,788
Loans (ending balance)	95,262,001	95,677,312
Loans (average balance)	96,646,840	97,494,781

	(in millions of yen)
	As of June 30, 2017	As of March 31, 2017
Domestic deposits (ending balance)*	134,079,454	134,143,669
Individuals	74,344,027	73,093,302

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of June 30, 2017	As of March 31, 2017
Deposits (ending balance)	141,793,021	139,164,104
Deposits (average balance)	142,303,360	135,613,401
Loans (ending balance)	80,958,259	81,394,063
Loans (average balance)	82,438,640	83,916,295

	(in millions of yen)
	As of June 30, 2017	As of March 31, 2017
Domestic deposits (ending balance)*	121,446,062	119,499,507
Individuals	66,455,137	65,352,462

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of June 30, 2017	As of March 31, 2017

Deposits (ending balance)	14,484,352	16,334,673
Deposits (average balance)	15,445,993	14,105,387
Loans (ending balance)	14,303,741	14,283,249
Loans (average balance)	14,208,199	13,578,485

	(in millions of yen)
	As of June 30, 2017	As of March 31, 2017
Domestic deposits (ending balance)*	12,633,391	14,644,161
Individuals	7,888,890	7,740,840

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2017	As of June 30, 2017
Assets:
Loans and bills discounted	204,237	233,043
Securities	53,054,465	52,602,183
Beneficiary rights to the trust	58,907,613	58,468,922
Securities held in custody accounts	3,259,572	3,648,943
Monetary claims	13,051,405	17,566,649
Tangible fixed assets	12,493,551	12,675,036
Intangible fixed assets	207,803	211,289
Other claims	3,950,126	3,667,555
Call loans	705,784	525,207
Due from banking account	9,100,260	8,237,280
Cash and due from banks	5,731,968	6,015,622

Total	160,666,790	163,851,734

Liabilities:
Money trusts	21,817,433	22,615,504
Pension trusts	12,741,687	11,874,570
Property formation benefit trusts	7,549	7,542
Investment trusts	63,323,815	62,396,042
Money entrusted other than money trusts	3,372,911	3,495,595
Securities trusts	5,399,262	5,821,159
Monetary claim trusts	12,195,074	16,689,365
Equipment trusts	66,298	67,995
Land and fixtures trusts	44,291	43,946
Composite trusts	41,698,466	40,840,011

Total	160,666,790	163,851,734

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,507 millions of yen as of March 31, 2017 and 1,506 millions of yen as of June 30, 2017, respectively.